Aflac Incorporated 1st Quarter 2017 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Three Months Ended March 31,

	2017	2016
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$592	$731
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	401,130	418,748
Dilutive effect of share-based awards	2,939	2,172
Weighted-average outstanding shares used in the computation of earnings per share - diluted	404,069	420,920
Earnings per share:
Basic	$1.48	$1.75
Diluted	1.47	1.74